Exhibit 5.1
GREENBERG TRAURIG, LLP
3161 Michelson Drive, Suite 1000
Irvine, CA 92612

January 8, 2008

ReoStar Energy Corporation
3880 Hulen Street
Fort Worth, Texas 76107

Re:    Registration Statement on Form SB-2

Ladies and Gentlemen:

          We have acted as counsel to ReoStar Energy Corporation (the "Company") in connection with the registration by the Company of 28,103,310 shares ("Shares") of common stock, $0.001 par value per share (the "Common Stock") of the Company pursuant to Amendment No. 1 to Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 31, 2007, as amended (the "Registration Statement").

          For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

          Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the Shares are legally issued, fully paid and non-assessable.

          We are furnishing this opinion to the Company solely in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use and part of the Registration Statement.

Very truly yours,

/s/ Greenberg Traurig, LLP